Aldel Financial II Inc.
104 S. Walnut Street, Unit 1A
Itasca, IL 60143

VIA EDGAR

October 18, 2024

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Aldel Financial II Inc.
Registration Statement on Form S-1
File No. 333- 282397

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Aldel Financial II Inc. hereby requests acceleration of effectiveness of the above referenced Registration Statement so that it will become effective at 4:00 p.m. Eastern time on Monday, October 21, 2024, or as soon thereafter as practicable.

Very truly yours,

/s/ Robert I. Kauffman
Robert I. Kauffman, Chief Executive Officer